

VIA FACSIMILE AND U.S. MAIL

August 3, 2006

Ms. Carol P. Lowe
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-9278**

Dear Ms. Lowe:

We have reviewed your letter dated July 25, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. In connection with responding to our comments, please provide, in writing, a statement acknowledging that:
   - you are responsible for the adequacy and accuracy of the disclosure in your filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Note 20 – Segment Information, page 74

2. We reviewed the reports you provided us in response to comment four. Your monthly Board of Director Reports, Financial Reports, and Segment Reports as well as your financial information provided at Board of Directors meetings indicate that your chief operating decision maker regularly reviews discreet financial information by business. In addition, your monthly financial reports that are distributed to the President and CEO and Group Presidents provide quick summaries that include key information such as sales, gross profit, SG&A expense, R&D expense, operating income, EBIT and net earnings by each individual business. In your Form 8-K filed on July 25, 2006 reporting your second quarter 2006 results, your press release consistently discusses the performance in your various businesses including but not limited to the tire and wheel business, high-performance wire and cable business, specialty trailer business, brake business and refrigerated truck body business. Based upon the information you have provided us, it appears that each of your businesses constitute your operating segments. Accordingly, please provide us with an aggregation analysis under paragraph 17 of SFAS 131. In doing so, please be sure to explain to us in detail how you concluded that each individual business aggregated with another business met the criteria in paragraph 17 to be aggregated. If, after further analysis, you conclude that some of your reportable segments need to be broken into more reportable segments, please provide us with your new proposed segment reporting structure as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief